UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes a press release regarding the Company’s lithium price reduction, issued on September 30, 2009.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82________

For Immediate Release
SQM Announces New Lithium Prices

Santiago, Chile, September 30, 2009.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) announced today:

Consistent with its business strategy of world leadership based on low costs and abundant high-quality natural resources, SQM has decided to implement a significant reduction of its lithium price levels with the purpose of accelerating demand recovery, creating incentives for research of new lithium uses, and contributing to the sustainable long-term development of the lithium market.  Consequently, SQM announced that prices for lithium carbonate and lithium hydroxide will be reduced by approximately 20% from current levels for the renewal of all its supply contracts.

With the purpose of ensuring lithium availability, SQM expanded its production capacity to 40 thousand metric tons per year.  SQM remains confident in the future of the lithium industry and has taken all the necessary steps to further expand its capacity if required.

The lithium business represented approximately 8% of total revenues and approximately 10% of SQM’s gross margin for the first six months of 2009.  Total sales volumes reached, in this same period, approximately 9 thousand metric tons.

SQM is an integrated producer and distributor of specialty plant nutrients, iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries.  SQM’s development strategy aims to maintain and strengthen the Company’s world leadership in its three core businesses: Specialty Plant Nutrition, Iodine and Lithium.

For further information, contact:	Patricio Vargas, 56-2-4252274 /patricio.vargas@sqm.com
Mary Laverty, 56-2-4252074 / mary.laverty@sqm.com
Carolina Rojas, 56-2-4252250 / carolina.rojas@sqm.com

For media inquiries, contact: Fernanda Guerra, 56-2-4252027 / fernanda.guerra@sqm.com

Statements in this press release concerning the Company’s business outlook, future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under Federal Securities Laws.

Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements.  Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: October 5, 2009